Exhibit p.5

Renaissance Investment Management

Code of Ethics

Effective July 2007

                Message from the Managing Partners:

At Renaissance Investment Management, we must strive to exhibit the utmost professionalism in representing the interests of our clients. The ethical culture of Renaissance Investment Management is of critical importance and is supported by the Managing Partners, as is evidenced by the policies and procedures of the firm, including this Code of Ethics. Please review this Code, and follow it in every aspect of your responsibilities to Renaissance Investment Management, its clients and your peers.

I.	General Principles

This Code of Ethics (“Code”) meets the requirements of Rule 204A-1 under the Investment Advisers Act and Rule 17j-1 under the Investment Company Act of 1940 as amended. In general, these rules impose an obligation on registered investment companies and their investment advisers and principal underwriters to adopt written Codes of Ethics covering the securities activities of certain of their officers and employees. This Code also sets forth procedures designed to aid Renaissance Investment Management in complying with other federal securities laws.

A.	DEFINITIONS

The following terms are used throughout the text of this document:

(a)

“Access Person” means any Supervised Person who either (i) has access to nonpublic information regarding any Clients’ purchase or sale of securities, (ii) has access to nonpublic information regarding the portfolio holdings of any Reportable Fund or (iii) who is involved in making securities recommendations to Clients or who has access to such recommendations if such recommendations are nonpublic. All Renaissance Associates who are not Temporary Employees are considered “Access Persons”

If providing investment advice is the advisor’s primary business, all of the advisor’s officers and employees are presumed to be access persons.

Section 202(a) (25) defines “supervised person” as an advisor’s officers and employees, as well as any other persons who provide advice on behalf of the advisor and are subject to the advisor’s supervision and control.

(b)	“Advisers Act” means the Investment Advisers Act of 1940 and the rules and regulations promulgated thereunder, as amended from time to time.

(c)	“Affiliate,” with respect to any referenced entity, means an entity that is Controlled by, Controls or is under common Control with Renaissance Investment Management.

(d)

“Affiliated Funds” are funds required to be registered under the Investment Company Act of 1940 as Registered Investment Companies that are managed by Renaissance Investment Management or an “Affiliate”.

(e)

“Beneficial Interest” shall be interpreted in the same manner as it would be under Rule 16a-1(a)(2) under the Securities Exchange Act of 1934, as amended, in determining whether a person is a beneficial owner of a security for the purposes of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. As a general matter, “Beneficial Interest” will be attributed to an Access Person in all instances where the Access Person (i) possesses the ability to purchase or sell the securities (or the ability to direct the disposition of the securities); (ii) possesses voting power (including the power to vote or to direct the voting) over such securities; or (iii) receives any benefits substantially equivalent to those of ownership.

(f)

“Buy List” is the list of recommended securities, both equities and fixed income, for all Renaissance’s investment strategies inclusive of alternate securities (alternate securities are replacements for Buy List securities that cannot be purchased due to client restrictions) and other securities that were recommended previously by Renaissance but still held in a client’s account due to tax considerations. Unmanaged Securities, ETF’s, and securities not on the Buy List that are sold by Renaissance when an account transitions into Renaissance are examples of securities that are not considered part of the Buy List.

(g)	“Chief Compliance Officer” (CCO) means the person listed on the Adviser’s current Form ADV filed with the Securities and Exchange Commission as the Chief Compliance Officer.

(h)

“Client” means (i) any investment company registered under the Company Act for whom the Adviser acts as investment adviser or sub-adviser or (ii) separately managed investment account, commingled/collective investment trust fund, or other investment arrangement where Adviser is the adviser or sub-adviser for the management of this account.

(i)

“Closed-end fund” - An investment company that sells shares like any other corporation and usually does not redeem its shares. A publicly traded fund sold on stock exchanges or over the counter that may trade above or below its net asset value. Related: Open-end fund.

(j)	“Code” means this Code of Ethics, as in effect from time to time and enforced by the Adviser through the Chief Compliance Officer.

(k)	“Control” shall have the same meanings as that set forth in Section 2(a) (9) of the Company Act.

(l)	“Deminimis Gift” Equal to a gift or gifts that add up to a total of $100 or less from any single client, potential client, service provider or potential service provider over the course of a year.

(m)	“Firm” means Renaissance Investment Management.

(n)

“Reportable Security” means a security as defined in section 202 (a) (18) of the Act (15 U.S.C. 80b-2 (a) (18)), which includes any stock, bond, future, investment contract or Instrument that is considered a “security” under the Advisers Act, including: options on securities, on indexes, and on currencies, limited partnerships, foreign unit trusts and foreign mutual funds, and private investment funds, hedge funds, ETF’s, Affiliated Funds and investment clubs. “Reportable Security” does not include: (i) Direct obligations of the Government of the United States; (ii) Bankers’ acceptances, bank certificate of deposits, commercial paper and high quality short-term instruments, including repurchase agreements; (iii)Shares issued by money market funds; (iv) Shares issued by open-end mutual funds except those that are advised or subadvised by Renaissance or its Affiliates which are Reportable Funds; and (v) Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, so long as none of which are Reportable Funds.

(o)	“Public Company” means any entity subject to the reporting requirements of Section 12 or 15(d) of the Securities Exchange Act of 1934.

(p)

“Initial Public Offering” means an offering of securities registered under the Securities Act of 1933, as amended (the “Securities Act”), the issuer of which, prior to such offering, had never sold its securities to the public in a public offering subject to the registration requirements of Section 5 of the Securities Act.

(q)	“Limited Offering” means an offering of securities pursuant to an exemption from the registration requirements of the Securities Act.

(r)

Open-end fund - Used in the context of general equities. Mutual fund that continually creates new shares on demand. Mutual fund shareholders buy the funds at net asset value and may redeem them at any time at the prevailing market prices. Antithesis of closed-end fund.

(s)	“Service Provider” – is any person or entity providing goods or services to Renaissance Investment Management.

(t)	“Temporary Employee” – Any person who works for Renaissance on a one time or periodic basis who does not work for more than 90 continuous days in the course of their employment at Renaissance.

(u)

“Unmanaged Securities” – Securities requested to be held by the client in their custodial account which are not actively managed or charged a fee by the Firm, including securities that are sold by Renaissance when an account transitions into the Firm.

B.

Responsibility. It is the responsibility of Renaissance’s management to ensure that the Firm conducts its business with the highest level of ethical standards and in keeping with its fiduciary duties to its clients. Accordingly, this Code of Ethics (the “Code”) provides details of regulatory and business ethical standards to which all Access Persons must adhere. Access Persons include any partners and individuals employed by or associated with the Firm who manage client accounts, make recommendations, solicit investment advisory business or supervise individuals who perform the above functions.

C.

Duty to Clients. The Firm has a duty to exercise its authority and responsibility for the benefit of its clients, to place the interests of its clients first, and to refrain from having outside interests that conflict with the interests of its clients. The Firm must avoid any circumstances that might adversely affect or appear to affect its duty of complete loyalty to its clients.

D.

Prohibited Acts. Access Persons must comply with applicable federal securities laws. Access Persons are prohibited, in connection with the purchase or sale, directly or indirectly, of a security held or to be acquired by any client accounts, from:

1.	Employing any device, scheme or artifice to defraud;
2.	Making any untrue statement of a material fact;
3.	Omitting to state a material fact necessary in order to make a statement, in light of the circumstances under which it is made, not misleading;
4.	Engaging in any fraudulent or deceitful act, practice or course of business; or
5.	Engaging in any manipulative practices.
E.	Use of Disclaimers. The Firm shall not attempt to limit liability for willful conduct or gross negligence through the use of disclaimers.
F.

Suitability. The Firm shall only recommend those investments that are suitable for a client, based upon the client’s particular situation and circumstances. This is done based on the client’s written investment policy and guidelines. If a client does not have such a document then the Access Person should have the client complete an Investment Objective Questionnaire.

G.	Duty to Supervise. The Firm is responsible for ensuring adequate supervision over the activities of all persons who act on its behalf. Specific duties include, but are not limited to:
1.	Establishing procedures that could be reasonably expected to prevent and detect violations of the Firm’s Code of Ethics by its Access Persons;
2.	Analyzing its operations and creating a system of controls to ensure compliance with applicable securities laws;

3.	Ensuring that all advisory personnel fully understand the Firm’s policies and procedures; and
4.	Establishing a review system designed to provide reasonable assurance that the Firm’s policies and procedures are effective and are being followed.
II.	Personal Securities Transactions

Advisers Act Rule 204-2

A.

Purpose. The following procedures are designed to ensure that conflicts with client interests are avoided and that the Firm’s Access Persons conduct their personal trading activities in a manner consistent with the Firm’s fiduciary obligations and regulatory requirements.

B.

Responsibility. The Chief Compliance Officer shall maintain current and accurate records of all covered personal securities transactions of all Firm Access Persons. Currently, all non-temporary employees are deemed to be Access Persons subject to this Code.

C.	Reporting
1.

Annual/Initial Holding Reports. Each Access Person must submit to the Chief Compliance Officer a report of all holdings in Reportable Securities, as defined below, within 10 days of his/her employment and thereafter on an annual basis, no later than February 14 of each calendar year. The Holding Reports to be used and submitted for reporting Annual/Initial holdings are maintained by the Chief Compliance Officer. In addition to the Annual Holdings Report, an annual listing of all transaction activity in Reportable Securities for the previous year including dividend reinvestments, stock purchase plan acquisitions, corporate actions and all gifts of securities given, received or inherited during the course of the previous year must be submitted to the Chief Compliance Officer with the Annual Holdings Report covering the previous year. You may submit brokerage statements in lieu of completing the information in the Annual/Initial Holdings Report.

2.

Quarterly Transaction Report. Each Access Person must submit a report of his or her personal securities transactions during the calendar quarter to the Chief Compliance Officer no later than 30 days after the end of each calendar quarter. The Quarterly Transaction Report to be used and submitted is maintained by the Chief Compliance Officer. You may submit brokerage statements in lieu of filling in the information in the Quarterly Transaction Report.

The following reporting requirements should be noted:

(a)

Transactions effected in any account over which Access Persons do not have any direct or indirect influence, discretion, control, are not required to be reported. However Access Persons are deemed to have direct or indirect influence or control over accounts for which the Access Person has discretionary authority.

An Access Person is considered to have a beneficial interest in any transaction in which the Access Person has the opportunity to directly or indirectly profit or share in the profit derived from the securities transacted. An Access Person is presumed to have a beneficial interest in and therefore an obligation to pre-clear and report, the following:

•	Reportable securities owned by an Access Person in his or her name;
•	Reportable securities owned by an individual Access Person indirectly through an account or investment vehicle for his or her benefit, such as an IRA, family trust or family partnership;
•	Reportable securities owned in which the Access Person has a joint ownership interest, such as securities owned in a joint brokerage account;
•

Reportable securities in which a member of the Access Person’s immediate family (e.g. spouse, domestic partner, minor children, and other dependent relatives) has a direct, indirect, or joint ownership interest with the Access Person;

•	Reportable securities owned by trusts, private foundations, or other charitable accounts for which the Access Person has investment discretion (other than accounts that are managed by the firm).

If an Access Person believes that he or she does not have a beneficial interest in an account or reportable security, the Access Person should provide the Chief Compliance Officer with satisfactory documentation that the Access Person has no beneficial interest in the account or security and exercises no control over investment decisions made regarding the security. Any question regarding whether an Access Person has a beneficial interest in an account or reportable security and therefore an obligation to pre-clear and report the transactions should be directed to the Chief Compliance Officer. Transactions effected pursuant to an automatic investment plan, which includes dividend reinvestment plans, need to be pre-cleared prior to being set up but do not need to be reported as part of the Access Persons quarterly holdings reports (i.e., 401(k), Sharebuilder Accts with automatic deduction), unless the Access Person directs transactions in these accounts.

(b)	Holdings and transactions in Reportable Securities only are required to be reported. Reportable Securities are defined as securities other than:
•	the direct obligations of the Government of the United States;
•	bankers’ acceptances, bank certificates of deposit, commercial paper, money market instruments, and high quality short-term debt instruments, including repurchase agreements;

•	shares issued by money market funds;
•

shares issued by registered open-end investment companies (mutual funds), except those that are advised or sub-advised by Renaissance or any of Renaissance’s Affiliates are considered Reportable Securities; and

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, so long as none of which are Reportable Funds.

It should also be noted that Affiliated Funds (including Renaissance sub-advised Funds), ETF’s, options and closed end funds are required to be reported. Open-end mutual funds and futures transactions are not required to be reported.

Note: For a complete list of securities transactions that must be reported, pre-cleared or both please review Schedule A of the Code of Ethics.

(c)

Duplicate Brokerage Confirmation and Statements. A duplicate confirmation of trades for Covered Securities should be sent (commonly by the brokerage firm or by the Access Person) to the Chief Compliance Officer at: Renaissance Investment Management, Attn: Chief Compliance Officer, 625 Eden Park Drive, Suite 1200, Cincinnati, OH 45202. The Chief Compliance Officer should be listed as an interested party in order to receive copies of trade confirmations for all of Access Person household accounts that hold or potentially hold covered securities, other than Renaissance sponsored 401(k) accounts that are not Fidelity Brokerage Link 401(k) Accounts or accounts such as spousal 401(k) accounts, which do not offer covered securities.

In addition, duplicate quarterly and annual brokerage account statements can be submitted in lieu of listing the holdings/transaction information on the Quarterly Transaction Reports and Holdings Reports, provided that all of the required holdings/transaction information is contained in the statements.

D.	Other Requirements/Restrictions

Pre-clearance of trades and review. Access Persons must submit a Pre-clearance Form to the Chief Compliance Officer for pre-clearance of all Covered Securities (as defined below) for which they exercise discretion before being executed by the Access Person and his or her family (including spouse, minor children, parents and adults living in their household), if the Access Person has Beneficial Interest, and accounts for which the Access Person has discretionary authority. Covered Securities include all Reportable Securities including Affiliated Funds and ETF’s. Open ended Mutual Funds (excluding Affiliated Funds) are not required to be pre-cleared. A Pre-clearance Form should be used and submitted to the Chief Compliance Officer or designee. The Chief Compliance Officer, in turn, will submit the Pre-clearance Form for their own personal trades to one of the Managing Partners or a Junior Partner for pre-approval, if the Managing Partners are not available. The pre-clearance is only good for the date approved and is not in effect until received from the Chief Compliance Officer.

Note: Accounts containing Covered Securities that are managed by Renaissance or another investment advisor do not have to be pre-cleared as long as the Access Person does not have discretion over the account and has provided the CCO with a copy of the investment management agreement or sign an affidavit for non-Renaissance managed investment accounts stating they exercise no investment discretion over their account(s).

Securities on the Renaissance Buy List

In order to avoid any actual or apparent conflict of interest with the firm’s trading on behalf of its clients, Renaissance does not permit any personal trading in securities on the Buy List, except in the limited case of a Hardship Exemption (as described in Section II.J.) The CCO will review whether the Security is listed on the current Renaissance Buy List or was removed from theBuy List within the past 10 calendar days from the day of the completion of the last sale of that security. For example, if a security has been removed from the Buy List and is being sold as part of a firm wide sale of that security the 10 day blackout will be 10 calendar days after the sale is complete. The CCO will review the current trade blotter as well as checking with the Portfolio Managers, Analysts and the Associate Director of Research to determine whether a security will become part of the Buy List or if a new direct managed client is going to sell a security the next day. In the CCO’s absence another member of Senior Management will conduct the review. Increases in the dollar amount invested in an automatic investment plan in buy list securities will not be approved while the security is listed on the buy list.

Securities Not on the Renaissance Buy List

For securities not on the Buy List, Access Persons must follow the pre-clearance procedures as noted above. Pre-clearance for transactions in non-buy list securities will be reviewed to determine whether the Firm traded the security the day before or has traded the security that day up to the time of pre-clearance approval or day after the pre-clearance is submitted. A non-buy list security will not be pre-cleared if non-buylist securities are in the process of trading at the time of the approval or were traded on the same day or prior day.

In addition, the Chief Compliance Officer or his designee shall conduct a periodic review of personal securities transactions to ensure compliance with both the letter and the spirit of this Code of Ethics. For example, the CCO will periodically review a report to determine whether the security was added to the Buy list on the day after the Access Person’s personal trade in that security. If the security was added to the Buy List the next day the trade may be required to be reversed, with any profits being donated to a charity of the Firm’s choosing. The trade will not be required to be reversed if the CCO reasonably determines that the Access Person had no knowledge of the client trade, as so long as the facts and circumstances do not indicate any actual or apparent conflict of interest between the client trade and the Access Persons trade.

1.

Length of Time of Approval. Approvals to trade in a security are only valid for the day on which they are approved, after which a new approval must be obtained if the initial trade was not executed. In certain situations, the Firm’s execution of trades in non-buy list securities may extend into the next business day and accordingly, under these circumstances the employee will not be permitted to trade in that security on that day and will then be required to go through the pre-approval process the next day.

2.

Trading Accounts. Each Access Person must provide the Chief Compliance Officer with a list of his or her and any member of his or her household’s brokerage accounts, if the Access Person has Beneficial Interest or discretion. The Access Person should provide the CCO with a list of household brokerage accounts in which there is a beneficial interest or discretion when the Access Person begins their employment with the Firm for accounts which could contain Reportable Securities. Access Persons must inform the CCO when any new brokerage, 401(k), 529 plan, Sharebuilder or IRA account is opened, as of the end of the quarter on their Quarterly Transaction Report if it could contain reportable securities. The list should include the name of the broker-dealer, the date the account was established and the date of the report. The Personal Security Transaction Report form should be used to submit this information to the CCO or designee.

3.

Special Issues. Trading in a new issue while it is in its initial public offering (“IPO”) stage is specifically prohibited. The Firm’s Access Persons may begin trading a new issue as soon as the secondary market trading in that security has begun, which is typically on the second trading day after the IPO. Likewise, Access Person’s personal trading in limited, private offerings or private placement (“limited offerings”) must be submitted for pre-approval by the Chief Compliance Officer.

4.

Blackout Periods. As discussed in Section II.D above, Renaissance prohibits personal securities transactions in any security that is listed on Renaissance’s current Buy List, except in the case of a Hardship Exemption. The Blackout Period also extends one day before the security is added to the Buy List and ten calendar days after the last sale occurs to remove a security from the Buy List. For non-buy list securities, the Blackout Period is the day before, the day of and the day after the Access Persons trades as further described in Section II.

5.

Short-term Trading. Short-term trading by Access Persons is prohibited. Accordingly, any short-term trading profits realized on a shorter than 30-day duration shall be disgorged and donated to a charity.

6.

Firm Managed Access Person Portfolios. As described in Section D. above, the pre-clearance procedures do not apply since the Access Person does not have discretion over this account. The securities of Access Person and Access Person household family members are traded in accordance with Renaissance’s trading policy for proprietary and affiliated accounts.

7.

Acknowledgment. The Firm requires that all Access Persons acknowledge in writing that they understand and agree to comply with the Firm’s Code of Ethics. In addition, receipt of any amendments to the Code will require an acknowledgement by Access Persons.

8.

Education. The Firm will provide Access Persons with periodic training regarding the Firm’s Code of Ethics and related issues to educate Access Persons regarding their obligations, any amendments and regulatory changes. Access persons are encouraged to ask the Chief Compliance Officer questions regarding the Code.

E.	Conflicts of Interest

The Firm has a duty to disclose potential and actual conflicts of interest to their clients. All Access Persons have a duty to report potential and actual conflicts of interest to the Firm. It is not possible to provide a precise or comprehensive definition of a conflict of interest. However, one factor that is common to all conflicts of interest situations is the possibility that an Access Person’s actions or decisions will be affected because of actual or potential differences between or among the interests of the Firm, its affiliates or Clients, and/or the Access Person’s own personal interests. A particular activity or situation may be found to involve a conflict of interest even though it does not result in any financial loss to the Firm, its affiliates or Clients or any gain to the Adviser or the Access Person, regardless of the motivations of the Access Person involved.

Access Persons must avoid other employment or business activities, including personal investments, which interfere with their duties to the Adviser Investments by Access Persons that interfere with duties to the Firm divide loyalty, or may create an actual or apparent conflict of interest. Each Access Person must promptly report any situation or transaction involving an actual or potential conflict of interest to the Chief Compliance Officer. The Chief Compliance Officer’s and Managing Partners determination as to whether a conflict of interest exists or is harmful shall be conclusive. Any situation that the Chief Compliance Officer determines to be harmful to the interests of Clients or the interest or reputation of the Firm shall be terminated.

F.	Gifts and Entertainment

Occasionally, an Access Person may be offered gifts or entertainment opportunities by clients, brokers, vendors or other organizations with whom the firm transacts business. The giving and receiving of gifts and opportunities to travel and attend entertainment events from such sources are subject to the general principles outlined below and are permitted only under the circumstances specified in this section of the Code.

1.	General Principles Applicable to Gifts, Travel and Entertainment Opportunities, and Sensitive Payments

•

An Access Person cannot give or accept a gift or participate in an entertainment opportunity if the frequency and/or value of the gift or entertainment opportunity may be considered excessive or extravagant.

•

An Access Person cannot give or receive a gift, travel and entertainment opportunity or sensitive payment if, in doing so, it would create or appear to create a conflict with the interests of our clients or the Firm, or have a detrimental impact on the Firm’s reputation.

•

With regard to gifts and entertainment opportunities covered and permitted under the Code, under no circumstances is it acceptable for an Access Person to resell a gift or ticket to an entertainment event.

2.	Accepting Gifts

The only gift (other than entertainment tickets) that may be accepted by an Access Person is a gift of nominal value (i.e. a gift whose reasonable value is no more than $100) and promotional items (e.g. pens, mugs, t-shirts, golf balls and other logo bearing items). Under no circumstances may an Access Person accept a gift of cash, including a cash equivalent such as a gift certificate, bond, security or other items that may be readily converted to cash. (Note: The $100 limit is per person per firm.

Acceptance of a gift that is directed to Renaissance Investment Management as a Firm should be cleared with the Chief Compliance Officer. Such a gift, if approved, will be accepted on behalf of, and treated as the property of, the firm. Gifts that are received by the firm are required to be recorded to the Renaissance gift log. In addition, items of a routine nature such as holiday and other gift baskets and fruit arrangements (so long as they are of an ordinary and customary nature and value) do not require approval by the Chief Compliance Officer.

If an Access Person receives a gift that is prohibited under the Code, it must be declined or returned in order to protect the reputation and integrity of Renaissance Investment Management. If the gift has already been received, and cannot be returned, it will be donated to a charity of the Managing Partners choice unless the gift is received by a Managing Partner. In that circumstance it will be donated to a charity of the Chief Compliance Officer’s choice. Any question as to the appropriateness of any gift should be directed to the Chief Compliance Officer.

3.	Accepting Travel and Entertainment Opportunities and Tickets

Renaissance Investment Management recognizes that occasional participation in entertainment opportunities with representatives from organizations with whom the Firm transacts business, such as clients, brokers, vendors or other organizations can be useful relationship building exercises. Examples of such entertainment opportunities are: lunches, dinners, cocktail parties, golf outings or regular season sporting events.

Accordingly, occasional participation by an Access Person in such entertainment opportunities for legitimate business purposes is permitted provided that:

•	A representative from the hosting organization attends the event with the Access Person;
•	Participation complies with the following requirements for entertainment tickets, lodging, car and limousine services, and air travel.
4.	Entertainment Tickets

An Access Person occasionally may accept a ticket to an entertainment event and the face value of the ticket or entrance fee is $100 or less, not including the value of food that may be provided to the Access Person before, during, or after the event. An Access Person is required to obtain prior approval from the Chief Compliance Officer before accepting any other entertainment opportunity.

An Access Person is strongly discouraged from participating in the following situations and may not participate unless prior approval from the Chief Compliance Officer is obtained:

•	The entertainment ticket has a face value above $100; if approved by the Chief Compliance Officer, the Access Person is required to reimburse the host for the full face value of the ticket;

•

The entertainment event is unusual or high profile (e.g., a major sporting event); if approved by Chief Compliance Officer, the Access Person is required to reimburse the host for the full face value of the ticket regardless of what the face value might be;

•	The host has extended an invitation to the entertainment event to numerous Renaissance Access Persons.

Each Access Person must familiarize himself/herself with, and adhere to, any additional policies and procedures regarding entertainment opportunities and tickets that may be enforced by the Chief Compliance Officer.

5.	Lodging

An Access Person is not permitted to accept a gift of lodging in connection with any entertainment opportunity. Rather, an Access Person must pay for his/her own lodging expense in connection with any entertainment opportunity. If an Access Person participates in an entertainment opportunity for which lodging is arranged and paid for by the host, the Access Person or Renaissance Investment Management must reimburse the host for the equivalent cost of the lodging, as determined by Renaissance Investment Management’s Travel Coordinator. It is the Access Person’s responsibility to ensure that the host accepts the reimbursement and whenever possible, arrange for reimbursement prior to attending the entertainment event. Lodging connected to an Access Persons business travel will be paid for by Renaissance Investment Management.

6.	Car and Limousine Services

An Access Person must exercise reasonable judgment with respect to accepting rides in limousines and with car services. Except where circumstances warrant (e.g., where safety is a concern), an Access Person should not accept limousine and car services which are paid for by a host when the host is not present.

7.	Air Travel

An Access Person is not permitted to accept a gift of air travel in connection with any entertainment opportunity. Rather, an Access Person or Renaissance Investment Management must pay for the Renaissance Associates own air travel expense in connection with any entertainment opportunity. If an Access Person participates in an entertainment opportunity for which air travel is arranged and paid for by the host, the Access person or Renaissance Investment Management must reimburse the host for the equivalent cost of the air travel, as determined by Renaissance Investment Management’s Travel Coordinator. It is the Access Person’s responsibility to ensure that the host accepts the reimbursement whenever possible, arrange for reimbursement prior to attending the entertainment event. Use of private aircraft or charter flights arranged by the host for entertainment related travel is prohibited. Air travel that is connected to an Access Person’s business travel will be paid for by Renaissance Investment Management.

8.	Solicitation of Gifts, Contributions, or Sponsorships

An Access Person may not solicit gifts, entertainment tickets, gratuities, contributions (including charitable contributions), or sponsorships from brokers, vendors, clients or companies in which the Firm invests or conducts research. Similarly, an Access Person is prohibited from making such requests through Renaissance Investment Management’s Trading Department or any other Renaissance Investment Management Department or Access Person(this prohibition does not extend to personal gifts or offers of Access Person owned tickets between Access Persons).

9.	Giving Gifts (other than Entertainment Opportunities)

In appropriate circumstances, it may be acceptable for the Firm or its Access Persons to extend gifts to clients or others who do business with Renaissance Investment Management. Gifts of cash (including cash equivalents such as gift certificates, bonds, securities or other items that may be readily converted to cash) or excessive or extravagant gifts, as measured by the total value or quantity of the gift(s), are prohibited. Gifts with a face value in excess of $100 must be cleared by the Chief Compliance Officer. Renaissance promotional items (e.g. pens, mugs, t-shirts, golf balls and other Renaissance logo bearing items) will not count toward the $100 limit. Entertainment/Meals for existing clients during periodically scheduled visits will not count toward the $100 limit. A list of gifts given and who received them, excluding the items listed above, will be maintained by the Chief Compliance Officer on an annual basis to assist in LM-10 documentation.

An Access Person should be certain that the gift does not give rise to a conflict with client interests, or the appearance of a conflict, and that there is no reason to believe that the gift violates any applicable code of conduct of the recipient. Gifts are permitted only when made in accordance with applicable laws and regulations and in accordance with generally accepted business practices in the various countries and jurisdictions where Renaissance Investment Management does business.

10.	Sensitive Payments

An Access Person may not participate on behalf of Renaissance Investment Management or any client, directly or indirectly, in any of the following transactions:

•	Use of the firm’s name or funds to support political candidates or issues, or elected or appointed government officials;

•	Payment or receipt of bribes, kickbacks, or payment or receipt of any money in violation of any law applicable to the transaction;

•	Payments to government officials or government employees that are unlawful or otherwise not in accordance with regulatory rules and generally accepted business practices of the governing jurisdiction.

An Access Person making contributions or payments of any kind may do so in his/her capacity as an individual, but may not use or in any way associate Renaissance Investment Management’s name with such contributions or payments (except as may be required under applicable law). Access Person’s should be mindful of these general principals when making donations to charities sponsored by clients.

11.	Questions and Clarifications

Any question as to the appropriateness of gifts, travel and entertainment opportunities, or payments should be discussed with the Chief Compliance Officer.

12.	Gift Log

All gifts of any amount over $10 given to an Access Person, as well as gifts given to Renaissance Investment Management, are required to be listed by the Access Person on the Gift and Entertainment log and submitted to the CCO. A copy of the Gift and Entertainment log is maintained by the CCO.

13.	Outside Employment

No Access Person shall be employed by, or accept any remuneration from, or perform any services for, any person or entity, including serving as a trustee or general partner of a partnership, other than the Firm or any Affiliate of the Firm, except as specifically authorized by the Managing Partners of the Firm. In no event should any Access Person have any outside employment that might cause embarrassment to or jeopardize the interests of the Firm, interfere with its operations, or adversely affect his or her productivity or that of other Access Persons.

14.	Diversion of Firm Business or Investment Opportunity

No Access Person shall acquire, or derive personal gain or profit from, any business or investment opportunity that comes to his or her attention as a result of his or her association with the Firm, and in which he or she should reasonably know the Firm or Clients might reasonably be expected to participate or have an interest, without first disclosing in writing all relevant facts to the Adviser, offering the opportunity to the Firm or Clients if appropriate, and receiving specific written authorization from the Chief Compliance Officer.

15.	Serving on the Board of Directors of a Public Company

No Access Persons may serve on the board of directors of any Public Company.

16.	Code of Ethics Hotline/ Whistleblower procedure

Conflicts of Interest, illegal activity, fraud, suspicious activity or any situation or occurrence any Access Person observes or suspects may violate the Code of Ethics should be immediately reported to the Chief Compliance Officer. If the Access Person feels uncomfortable reporting the activity or asking their question at work please contact the CCO at home. These communications will be treated with the utmost sensitivity. If the Access Person suspects the CCO of wrongdoing they should notify the Managing Partners of the firm through a visit to the Managing Partner’s office. Any retaliation by any party against the “Whistleblower” will constitute a further violation of this code.

G.	General Sanction Guidelines

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Non-Preclearance of Personal Trades. The Chief Compliance Officer shall generally issue a Letter of Warning to the Access Person at first offense. A repeat violator shall receive reprimands that may include administrative warnings, demotions, disgorgements of profits, monetary penalties, suspensions, revocations of trading privileges, and/or dismissal of the person involved. These are guidelines only, so the Firm can apply any appropriate sanction depending upon the circumstances, up to and including dismissal.

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Late Filing of the Required Reports. The Chief Compliance Officer shall generally issue a Letter of Warning to the Access Person at first offense. A repeat violator shall receive reprimands that may include administrative warnings, demotions, suspensions, revocation of trading privileges, and/or dismissal of the person involved. These are guidelines only, so the Firm can apply any appropriate sanction depending upon the circumstances, up to and including dismissal.

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It should be emphasized that all required filings and reports under this policy shall be monitored by the Chief Compliance Officer or his designee. The Chief Compliance Officer will receive and review report of violations periodically. Violators may be subject to reprimand, monetary fine or termination, depending on the degree of the offense.

H.	Confidentiality.

All reports and documents are strictly confidential and will not be discussed with any unauthorized associates of the Firm. They will be made available, however, to the Securities and Exchange Commission or other regulatory body with authority to review such documents. Other than those limited purposes, the reports will be kept in a secure location once they have been reviewed.

I.	Recordkeeping.

Renaissance will maintain in its records the following:

•	A copy of the Code that is or was in effect

•	Records of violations of the Code

•	Actions taken as a result of the violations

•	Copies of Access Person’s acknowledgment of receipt of the Code

•	All reports and forms required to be filed by Access Persons under the Code

•	A record of all Access Persons who are or were required to file reports under this Code, or who are or were responsible for reviewing these reports

•	Pre-clearance requests, approval records, and any reasons supporting the decisions to approve purchase of a limited offering

The retention period is five years from the end of the fiscal year in which the transaction occurs, in an easily accessible place, the first two years in an appropriate office.

J.	Hardship Exemption

An employee may submit to the Chief Compliance Officer a request for an exemption from a particular provision of the Code for a hardship situation (e.g., unforeseen medical or other significant expenses or the purchase of a home). All requests must be in writing and state the reasons for the hardship. Any such request will require the approval of the Managing Partners and the CCO. Any such waiver request may be denied in Renaissance’s sole discretion, and any such decision will be final. If Renaissance approves an exemption, the Firm may require certain conditions to be met by the employee in conducting the personal trade(s) to ensure that there is no actual or apparent Conflict of Interest created by the exemption.

III.	Insider Trading
Advisers Act Section 204A

A.

Supervisory Responsibility. The Chief Compliance Officer shall be responsible for implementing, monitoring and enforcing the Firm’s policies and procedures against insider trading embodied in this section of the Code. In addition, all Access Persons are subject to Affiliated Managers Group, Inc.’s Special Trading Procedures, which is provided to Access Persons under separate cover.

B.

Section 204A of the Adviser Act. Section 204A requires all investment advisers to establish, maintain and enforce written procedures designed to prevent the misuse of material, non-public information in violation of the Securities and Exchange Act of 1934. This conduct is frequently referred to as “insider trading.”

C.	Definitions
1.

Insider. The term “insider” is broadly defined. It includes officers and employees of the Firm. In addition, a person can be a “temporary insider” if that person enters into a special confidential relationship in the conduct of a Firm’s affairs and, as a result, is given access to information solely for the Firm’s purposes. A temporary insider can include, among others, the Firm’s attorneys, accountants, consultants, bank lending officers, and the employees of such organizations. In addition, the Firm may become a temporary insider of a client it advises or for which it performs other services. If a client expects the Firm to keep the disclosed non-public information confidential and the relationship implies such a duty, then the Firm will be considered an insider.

2.

Insider Trading. The term “insider trading” is not defined in federal securities laws, but generally is used to refer to the effecting of securities transactions while in possession of material, non-public information (whether or not one is an “insider”) or to the communication of material, non-public information to others. While the law concerning insider trading is not static, it is generally understood that the law prohibits:

(a)	Trading by an insider while in possession of material non-public information;
(b)

Trading by a non-insider (also called a “temporary insider”) while in possession of material non-public information, where the information was either disclosed to the non-insider in violation of an insider’s duty to keep the information confidential or was misappropriated; and

(c)	Communicating material non-public information to others.
3.

Material Information. The term “material information” is generally defined as information that a reasonable investor would most likely consider important in making their investment decisions, or information that is reasonably certain to have a substantial effect on the price of a Firm’s securities, regardless of whether the information is related directly to their business. Material information includes, but is not limited to: dividend changes; earnings estimates; changes in previously released earnings estimates; significant merger or acquisition proposals or agreements; major litigation; liquidation problems; and extraordinary management developments.

4.

Non-Public Information. Information is non-public until it has been effectively communicated to the marketplace. For example, information found in a report filed with the SEC, or appearing in Dow Jones, Reuters Economic Services, The Wall Street Journal or other publications of general circulation would be considered public information.

D.	The Firm’s Policy on Insider Trading

All Access Persons are prohibited from trading either personally or on behalf of others, on material non-public information or communicating material non-public information to others in violation of Section 204A. After an associate has received information, he or she should refrain from trading while in possession of that information unless he or she first determines that the information is either, public, non-material, or both. The associate should also refrain from disclosing the information to others, such as family, relatives, business or social acquaintances that do not need to know such information for legitimate business reasons. If the associate has any questions at all as to whether the information is material and nonpublic, he or she must resolve the question before trading, recommending trading, or divulging the information.

If any doubt at all remains, associates should consult the Chief Compliance Officer prior to trading or disclosure of the information.

E.	Prevention of Insider Trading. To prevent insider trading from occurring, the Chief Compliance Officer shall:
1.	design an appropriate educational program and provide educational materials to familiarize Access Persons with the Firm’s policy;
2.	answer questions and inquiries regarding the Firm’s policy;
3.	review the Firm’s policy on a regular basis and update it as necessary to reflect regulatory and industry changes;
4.	resolve issues as to whether information received by an Access Person constitutes material and non-public information;
5.	Upon determination that an Access Person has possession of material non-public information:
(a)	implement measures to prevent dissemination of such information; and
(b)	restrict Access Persons from trading on any affected securities.

F.	Detection of Insider Trading. In order to detect insider trading and inappropriate personal securities transactions, the Chief Compliance Officer shall, from time to time:
1.	review the trading activity reports filed by Access Persons;

2.	review the trading activity of accounts managed by the Firm;
3.	coordinate the review of such reports when necessary, with other appropriate employees of the Firm.
G.	Sanctions

Immediate Reports. Any violation of the Insider Trading Policy can be expected to result in serious sanctions by the Firm. Upon learning of a potential insider trading violation, the Chief Compliance Officer shall prepare a report to the management of the Firm providing details and recommendations for further action, which may include reprimands, demotions, monetary penalties, suspensions and/or dismissal.

H.	Acknowledgement. The Firm requires that all Access Persons acknowledge in writing that they have reviewed and agree to comply with the Firm’s policy and procedures on Insider Trading.

Certification

I certify that I have received, read, understand and agree to abide by Renaissance’s Code of Ethics. I recognize that the Policies and Procedures described herein apply to me and agree to comply in all respects. I certify that I have, to date, reported all transactions and brokerage accounts required to be reported under the Code. I also acknowledge that I have read and understand Renaissance’s Insider Trading Policy and Procedures. In addition, I certify that I have not offered or accepted any inappropriate or non-permissible gifts or entertainment to/from others as required under the Code. I understand that Renaissance will take appropriate disciplinary actions against me for violating such Policies as well as in the event of any other legal violations. Furthermore, I understand that any violation of the Code of Ethics may lead to serious sanctions, including dismissal from Renaissance.

_____________________

Print Name

_____________________

Signature

_____________________

Date

Schedule A

Personal Securities Transactions

You Must Pre-Clear and Report the Following Transactions. In addition you must also report the transactions on your Quarterly Transaction Reports:

•	Bonds (including Government Agency Bonds, but excluding Direct Obligations of the U.S.Government)
•	Municipal Bonds
•	Stocks
•	Closed-end Funds
•	All Exchange Traded Funds (ETF’s)
•	Affiliated Mutual Funds
•	Notes with unaffiliated third parties
•	Convertible Securities
•	Preferred Securities
•	ADR’s
•	Stock Futures on Individual stocks
•	Options on Individual Securities
•	Warrants
•	Rights
•	Dividend Reinvestments that are directed by the access person
•	Stock Purchase Plan Acquisitions directed by the access person

•	Private Placements

•	Automatic Investment Plans (including Dividend Reinvestment Plans) (must pre-clear initial set-up or any changes)

You Do Not Need to Pre-clear or provide Quarterly Transaction Reporting for the Following Transactions:

•	Open-end Mutual Funds (That are not Affiliated Funds)
•	Bankers’ acceptances, bank certificates of deposit, commercial paper, money market instruments, and high quality short-term debt instruments, including repurchase agreements
•	Shares issued in money market funds
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Share issued by registered open-end investment companies (mutual funds), except those that are advised or sub-advised by Renaissance or any of Renaissance’s Affiliates, which are considered Reportable Funds.

•	Shares issued by unit investment trusts that are invested exclusively in one or more open-end funds, so long as none of which are Reportable Funds.
•	Direct Obligations of the U.S Government
•	Securities Futures and Options on Direct Obligations of the U.S. Government
•	Automatic Investment Plans (including Dividend Reinvestment Plans once initial set up is pre-cleared)

Other

On or at the same time as an Access Person submits the annual holdings report you must report the following for the preceding year from 1/1-12/31 (The Access Person may submit copies of brokerage statements with your Annual Holdings Form to fulfill this requirement):

•	Automatic Dividend Reinvestments
•	Stock Purchase Plan Acquisitions
•	Corporate Actions (splits, tender offers, mergers, stock dividends, etc.)
•	Gifts of securities to you over which you did not control the timing
•	Gifts of securities from you to a not-for profit-organization, including a private foundation and donor advised fund
•	Gifts of securities from you to an individual or donee other than a not-for-profit if the individual or donee represents that he/she has no present intention of selling the security
•	Any other non-pre-cleared transaction that would change your share balance for reportable securities.